Exhibit 99.1

Media Release

IMV Inc. Announces Third Quarter 2019 Financial Results and Provides Corporate Update

  Reported preliminary data from Phase 2 basket study of DPX-Survivac in multiple solid tumors at the ESMO annual meeting, showing treatment was well-tolerated and showed signs of clinical activity

  Entered into research collaboration with The Wistar Institute, leveraging DPX technology to develop targeted T cell therapy against BRAF mutation

  Multiple near-term readouts from Phase 2 studies of DPX-Survivac, including updated data from SPiReL in recurrent/refractory DLBCL to be presented at ASH 2019 on December 8, 2019 and topline interim results from DeCidE1 in advanced ovarian cancer expected during Q1 2020

  Management to host conference call and webcast this morning at 8:00 am ET

Dartmouth, Nova Scotia – November 8, 2019 IMV Inc. (TSX: IMV; NASDAQ: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced its financial and operational results for the third quarter ended September 30, 2019.

“In the third quarter and more recently, we have continued to advance our pipeline forward. In particular, we were pleased to report preliminary data at ESMO that highlighted DPX-Survivac’s potential to treat numerous solid tumors beyond our lead indications. Additionally, we launched a collaboration with The Wistar Institute, which applies our DPX-based targeted T cell therapy to the common BRAF mutation – another prevalent target across a range of tumor types,” said Frederic Ors, President and Chief Executive Officer of IMV. “Importantly, these recent achievements reinforce our belief in the breadth of our platform and its ability to produce cancer-targeted T cells that elicit a more rapid, robust and sustained immune response. Looking ahead, we await key readouts from DPX-Survivac, including updated data from the Phase 2 study in r/r DLBCL at ASH on December 8, 2019 and topline interim data from our Phase 1b/2 study in advanced ovarian cancer during the first quarter of next year. As we close in on proof-of-concept in these indications of high unmet medical need, we continue to believe both represent fast-to-market opportunities and are therefore preparing to launch potential pivotal studies in 2020.”

DPX-Survivac Clinical Program Updates

Phase 1b/2 DeCidE1 Study in Advanced Recurrent Ovarian Cancer

DeCidE1, the Company’s Phase 1b/2 open-label study evaluating the safety and efficacy of DPX-Survivac and intermittent low-dose cyclophosphamide (CPA), with and without Epacadostat, in advanced recurrent ovarian cancer, is ongoing without Epacadostat.

Enrollment is complete in this study and the Company intends to report topline interim data during Q1 2020.

Phase 2 SPiReL Study in Recurrent/Refractory Diffuse Large B-Cell Lymphoma (DLBCL)

SPiReL, an investigator-sponsored Phase 2 study evaluating DPX-Survivac and ildCPA in combination with Keytruda® (pembrolizumab) in recurrent/refractory DLBCL is ongoing.

Neil Berinstein, M.D. FRCPC, ABIM, Hematologist at the Sunnybrook Health Science Centre will deliver a poster presentation at the American Society of Hematology (ASH) Annual Meeting on December 8, 2019, including updated data from the study.

As of November 7, 2019, 17 patients have been enrolled across five different clinical sites in Canada. The non-randomized, open label study is expected to enroll 25 evaluable participants in Canada. Additional patients are being screened and topline data are expected from this study in the first half of 2020.

Phase 2 Basket Trial in Multiple Advanced and Metastatic Solid Tumors

In September 2019, at the European Society for Medical Oncology (ESMO) 2019 Congress in Barcelona, Spain, IMV presented preliminary results from its ongoing Phase 2 basket trial, evaluating DPX-Survivac and intermittent low-dose CPA in combination with pembrolizumab in patients with advanced and metastatic solid tumors.

As of the data cut-off, 23 patients had been treated across all five patient cohorts with bladder, hepatocellular carcinoma (liver), ovarian, and non-small cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker. Preliminary results from the first on-study scan showed signs of clinical activity with tumor regressions observed in patients with ovarian, non-small cell lung and bladder cancers, including two partial responses, and a consistent safety profile including no grade 3-4 immune-related adverse events. The preliminary data are available here.

As of November 7, 2019, 13 clinical sites have been activated, 64 patients are screened, and 31 patients have been enrolled. The study continues to enroll patients towards a total enrollment target of 184 patients across all five cohorts. The Company expects to report topline data in the first half of 2020.

Operational Highlights:

Appointment of Joanne Schindler, M.D., D.V.M. as Chief Medical Officer. Dr. Schindler joined IMV in November 2019 with over 15 years of experience in the biopharmaceutical industry, primarily in early-stage oncology drug development. Most recently, she served as Vice President, Clinical Development and Executive Medical Director at H3 Biomedicine, where she oversaw clinical development strategy and execution.

Research collaboration with Meenhard Herlyn, D.V.M., D.Sc. and The Wistar Institute to develop a targeted T cell therapy against the BRAF mutation. Under this collaboration, IMV will optimize the DPX formulation with Wistar-identified peptides targeting BRAF, one of the most frequently identified cancer-causing mutations in melanoma and various other cancers, including non-Hodgkin’s lymphoma, colorectal cancer, thyroid cancer, and non-small cell lung and ovarian carcinomas. IMV holds an exclusive option to in-license intellectual property related to the program.

Upcoming Milestones:

Over the course of upcoming quarters, the Company expects to deliver the following milestones:

  Updated results from Phase 2 SPiReL trial (DLBCL) at ASH 2019 on December 8, 2019

  Topline results from Phase 1b/2 DeCidE1 trial (ovarian) during Q1 2020

  Topline results from Phase 2 SPiReL trial (DLBCL) in 1H 2020

  Topline results from Phase 2 basket trial (multiple tumors) of DPX-Survivac in 1H 2020.

Overview of Q3 2019 Financial Results (In Canadian dollars)

At September 30, 2019, the Corporation had cash and cash equivalents of $21.4 million and working capital of $21.2 million, compared with $14.9 million and $12.2 million, respectively at December 31, 2018. Management believes that the Corporation’s cash resources of $21.4 million and its additional potential cash resources of $2.3 million will be sufficient to fund operations for the next twelve months.

For the nine-month period ended September 30, 2019, IMV's cash burn rate (defined as net loss and comprehensive loss adjusted for charges to operations not involving cash as described in the statement of cash flows) was $17.4 million. Based on the current business plan, the Corporation forecasts the quarterly cash burn rate to be between $5 million and $6 million for the fourth quarter of 2019.

The net loss and comprehensive loss of $7.9 million ($0.16 per share) for the three-month period ended September 30, 2019, was $1.9M higher than the net loss and comprehensive loss for three-month period ended September 30, 2018. This relates mainly to an increase in R&D expenses of $1.8M related to the basket trial and pre-clinical preparation for a phase I trial with DPX-SurMAGE.

For the nine-month period ended September 30 2019, the net loss and comprehensive loss of $18.9M ($0.38 per share) was $4.6M higher than the net loss and comprehensive loss for the nine-month period ended September 30 2018. This relates mainly to an increase in R&D expenses of $5.1M related to the basket trial and the preparation for a phase I trial with DPX-SurMAGE.

As of November 7, 2019, the number of issued and outstanding common shares was 50,630,875 and a total of 1,932,080 stock options, warrants, and deferred share units were outstanding.

The Corporation's unaudited interim condensed consolidated results of operations, financial condition and cash flows for the three and nine-months ended September 30, 2019 and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast Information

Management will host conference call and webcast this morning, November 8, 2019 at 8:00 am ET. Financial analysts are invited to join the conference call by dialing (844) 461-9932 (U.S. and Canada) or (636) 812-6632 (international) using the conference ID# 6590953. Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-targeted immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac targeted therapy in advanced ovarian cancer, and as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

###

Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Mrs. Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com

IMV INC.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(In thousands of Canadian dollars, except shares and per share amounts)

	Three-months ended		Nine-months ended
		Sept 30		Sept 30
	2019	2018	2019	2018
	$	$	$	$
Revenue
Subcontract revenue	13	6	26	49
Interest Income	151	119	405	300
Total revenue	164	125	431	349
Expenses
Research and development	5,652	3,897	13,467	8,384
General and administrative	2,635	2,349	6,778	6,281
Government assistance	(606)	(404)	(2,093)	(838)
Accreted interest	379	270	1,169	806
Total operating expenses	8,060	6,112	19,321	14,603
Net loss and comprehensive loss	(7,896)	(5,987)	(18,890)	(14,254)
Basic and diluted loss per share	(0.16)	(0.14)	(0.38)	(0.33)
Weighted-average shares outstanding	50,615,488	44,923,009	49,234,232	43,342,664

IMV INC.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(In thousands of Canadian dollars, except shares and per share amounts)

	September 30	December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$21,374	$14,895
Accounts receivable	959	1,337
Prepaid expenses	3,675	2,699
Investment tax credits receivable	1,349	1,111
Total current assets	27,357	20,042
Property and equipment	2,972	2,883
Total assets	$30,329	$22,925

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$5,876	$7,575
Amounts due to directors	62	49
Current portion of long-term debt	87	81
Current portion of lease obligations	99	90
Total current liabilities	6,124	7,795
Lease obligation	1,234	1,308
Deferred share units	–	1,436
Long-term debt	8,327	8,069
Total liabilities	15,685	18,608
Equity	14,644	4,317
Total liabilities and equity	$30,329	$22,925